

Mail Stop 4720

November 30, 2017

Glen A. Miller
Senior Vice President and Chief Financial Officer
Ben Franklin Financial, Inc.
830 East Kensington Road
Arlington Heights, Illinois 60004

  Re: Ben Franklin Financial, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 29, 2017
    Form 10-Q for the Quarterly Period Ended September 30, 2017
    Filed November 13, 2017
    File No. 000-55352

Dear Mr. Miller:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements And Supplementary Data

Financial Statements

Note 1 – Summary of Significant Accounting Policies
New Accounting Standards, pages 71-72

1. We note you elected to comply with new or amended accounting pronouncements in the same manner as a private company as disclosed on page 34. Please expand your disclosures in future filings to provide the date on which you will adopt the recently

issued accounting standards, assuming you remain an Emerging Growth Company as of such date.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 6. Exhibits

Exhibit 32.1 – Section 1350 Certification

2. We note the first paragraph of the certification in which only C. Steven Sjogren provides his certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please revise future filings to include the name and position of your Principal Financial Officer in the first paragraph of the certification as well.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services